                                -----------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            OYO GEOSPACE CORPORATION
                                (Name of Issuer)

                                -----------------

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                -----------------

                                   671074 10 2
                                 (CUSIP Number)

                            MR. RICHARD E. BLOHM, JR.
                              1415 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 739-6500
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                              MR. JOHN R. BRANTLEY
                          BRACEWELL & PATTERSON, L.L.P.
                        711 LOUISIANA STREET, SUITE 2900
                              HOUSTON, TEXAS 77002
                                  713-223-2900

                                -----------------

                                 MARCH 23, 2004
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this
       Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
      Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          ----------------------------



                               Page 1 of 7 Pages
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CUSIP NO.:671074 10 2

                         AMENDMENT NO. 3 TO SCHEDULE 13D


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1.  NAMES OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

    Pebbleton Corporation N.V.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands Antilles
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    271,479
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    271,479
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     271,479
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.87%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
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                               Page 2 of 7 Pages
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CUSIP NO.:671074 10 2

                         AMENDMENT NO. 3 TO SCHEDULE 13D


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1.  NAMES OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

    Issam M. Fares
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Lebanese
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8.  SHARED VOTING POWER
BENEFICIALLY
                    271,479
OWNED BY EACH  -----------------------------------------------------------------
                9.  SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH
                    271,479
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     271,479
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.87%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------








                               Page 3 of 7 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         Unless otherwise defined or indicated in this Amendment No. 3, capitalized terms that are used herein and are defined in the Schedule 13D filed by the Reporting Persons (as defined herein) on December 14, 1998, as heretofore amended ("Original 13D"), shall have the meanings ascribed to them in the Original 13D. All information herein with respect to OYO Geospace Corporation, a Delaware corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth herein, Pebbleton owns 271,479 shares of Common Stock of the Issuer, which represents approximately 4.87% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of February 9, 2004, as represented by the Issuer in its Form 10-Q for the quarter ended December 31, 2003, as filed with the Securities and Exchange Commission on February 11, 2004). As of the date of this report, the Reporting Persons own beneficially less than five percent of the number of shares of Common Stock of the Issuer.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by Pebbleton. See Item 2 of the Original 13D.

         (c) Set forth in Exhibit A to this Statement on Schedule 13D is a list of all transactions effected in the Issuer's Common Stock within the past sixty
(60) days, including (i) the identity of the person effecting transactions in the Issuer's Common Stock; (ii) the date of the transaction; (iii) the amount of securities involved; (iv) the price per share of Common Stock; and (v) where and how the transaction was effected. Other than the transactions described herein, none of the Reporting Persons nor to the knowledge of the Reporting Persons, any of their officers or directors, has effected any transactions in the Common Stock during the preceding sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A      Transactions in the Common Stock

         Exhibit B Power of Attorney. Incorporated by reference to Exhibit B to the Schedule 13D filed December 14, 1998 by the Reporting Persons with respect to the shares of OYO Geospace Corporation.

         Exhibit C Joint Filing Agreement. Incorporated by reference to Exhibit C to the Schedule 13D filed December 14, 1998 by the Reporting Persons with respect to the shares of OYO Geospace Corporation.



                               Page 4 of 7 Pages
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                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: March 25, 2004.              PEBBLETON CORPORATION N.V.
                                        By:  Issam M. Fares, Managing Director



                                        By: /s/ Richard E. Blohm, Jr.
                                            ------------------------------------
                                            Richard E. Blohm, Jr.
                                            Attorney in Fact


Dated: March 25, 2004.              Issam M. Fares



                                        By: /s/ Richard E. Blohm, Jr.
                                            ------------------------------------
                                            Richard E. Blohm, Jr.
                                            Attorney in Fact




                               Page 5 of 7 Pages
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                                INDEX TO EXHIBITS


         Exhibit A         Transactions in the Common Stock






                               Page 6 of 7 Pages